Exhibit 99.1

BANK OF MONTREAL

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2022

Dated December 1, 2022

	Annual Information Form	2022 Financial Statements[1]	2022 MD&A1
EXPLANATORY NOTES AND CAUTIONS	2
Caution Regarding Forward-Looking Statements	2		17

CORPORATE STRUCTURE	3	Note 26

GENERAL DEVELOPMENT OF THE BUSINESS	3		18, 38-57
Three-Year History	3

DESCRIPTION OF THE BUSINESS	3
Business	3	Note 25	18, 38-57
Supervision and Regulation in Canada	4		66-67, 75, 107-109
Supervision and Regulation in the United States	4		66-68, 75, 107-109
International Supervision and Regulation	5		66-67, 75, 107-109
Competition	5
Environmental, Social and Governance Issues	6		74, 110-113
Risk Factors	6		73-113

DIVIDENDS	7	Note 16	70-71

DESCRIPTION OF CAPITAL STRUCTURE	7	Notes 16 and 19	67-71
Description of Common Shares	7	Note 16
Description of Preferred Shares	7	Note 16
Certain Conditions of the Class A Preferred Shares as a Class	7	Note 16
Certain Conditions of the Class B Preferred Shares as a Class	8	Note 16
Description of Other Equity Instruments – Subordinated Capital Notes	8	Note 16
Certain Provisions of the Subordinated Capital Notes	9
Description of Other Equity Instruments – Limited Recourse Capital Notes	9	Note 16
Certain Provisions of the Limited Recourse Capital Notes	10
Restraints on Bank Shares under the Bank Act	11
Ratings	11	Note 8

MARKET FOR SECURITIES	13
Trading Price and Volume	13
Prior Sales	13	Notes 15 and 16	64-65

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	14

DIRECTORS AND EXECUTIVE OFFICERS	14
Board of Directors	14
Board Committee Members	15
Executive Officers	15
Shareholdings of Directors and Executive Officers	15
Additional Disclosure for Directors and Executive Officers	16

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	16	Note 24

TRANSFER AGENT AND REGISTRAR	16

INTERESTS OF EXPERTS	16

MATERIAL CONTRACTS	16

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION	17
Composition of the Audit and Conduct Review Committee	17
Shareholders’ Auditors Pre-Approval Policies and Procedures and Fees	17		119

ADDITIONAL INFORMATION	17

APPENDIX I: BANK OF MONTREAL AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER	I-1

APPENDIX II: CREDIT RATING CATEGORIES	II-1

1 As indicated, parts of the Bank’s Consolidated Financial Statements (2022 Financial Statements) and Management’s Discussion and Analysis (2022 MD&A) for the fiscal year ended October 31, 2022 are incorporated by reference into this Annual Information Form. The 2022 Financial Statements and the 2022 MD&A are available on SEDAR (www.sedar.com).

EXPLANATORY NOTES AND CAUTIONS

Unless specifically stated otherwise in this Annual Information Form:

●	all amounts are in Canadian dollars

●	BMO Financial Group, the Bank, BMO, we, or our means Bank of Montreal and, as applicable, its subsidiaries

●	information is as at October 31, 2022

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisitions, including our acquisition of Bank of the West, do not close when expected, or at all, because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis, or at all, or are received subject to adverse conditions or requirements; the anticipated benefits from proposed acquisitions, including Bank of the West, such as potential synergies and operational efficiencies, are not realized; our ability to manage exposure to capital arising from changes in fair value of assets and liabilities between signing and closing; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of the 2022 MD&A, as may be updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained or incorporated by reference in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained or incorporated by reference in this document include those set out in the Economic Developments and Outlook section of the 2022 MD&A as well as in the Allowance for Credit Losses section of the 2022 MD&A, each as may be updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

CORPORATE STRUCTURE

Bank of Montreal started business in Montreal in 1817 and was incorporated in 1821 by an Act of Lower Canada as the first Canadian chartered bank. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the Bank Act), and is named in Schedule I of the Bank Act. The Bank Act is the charter of the Bank and governs its operations.

The Bank’s head office is 129 rue Saint Jacques, Montreal, Quebec, H2Y 1L6. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Bank of Montreal brands the organization’s member companies as BMO Financial Group. Note 26 to the 2022 Financial Statements lists the intercorporate relationships among Bank of Montreal and its significant subsidiaries. The Bank incorporates this Note herein by reference. These subsidiaries are incorporated or organized under the laws of the state or country of their principal office, except for: BMO Financial Corp., BMO Asset Management Corp. and BMO Capital Markets Corp., which are incorporated under the laws of the state of Delaware, United States. BMO Harris Investment Company LLC is organized under the laws of the state of Nevada, United States.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

As at October 31, 2022, BMO was the eighth largest bank in North America by assets.

On November 1, 2019, BMO announced its intention to appoint George A. Cope as Chair of the Board of Bank of Montreal, which became effective following his re-election as an independent Director of the Bank at the Bank’s March 31, 2020 Annual Meeting of Shareholders.

Effective January 1, 2021, Tayfun Tuzun was appointed Chief Financial Officer and Tom Flynn was appointed a Vice Chair. Also effective January 1, 2021, Sharon Haward-Laird was appointed General Counsel and Simon Fish was appointed Special Advisor to the CEO.

On April 30, 2021, BMO completed the sale of its Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group.

On October 28, 2021, BMO announced the appointment of Deland Kamanga as Group Head, BMO Wealth Management, effective November 1, 2021.

During the first fiscal quarter of 2022, BMO completed the sale of its EMEA Asset Management business, as well as the transfer of certain U.S. asset management clients, to Ameriprise Financial, Inc.

On December 20, 2021, BMO announced a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries for a cash purchase price of US$16.3 billion. Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. Subject to customary closing conditions, including regulatory approvals, the transaction is expected to close by the end of the first calendar quarter of 2023 and will primarily be part of BMO’s U.S. P&C reporting segment. On closing, the acquisition is expected to add approximately US$92 billion in assets, US$59 billion of loans and US$76 billion of deposits to BMO’s consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended September 30, 2022. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position, including the added impact of the 20,843,750 common shares issued for $3,106 million on March 29, 2022, and anticipated capital generation.

On June 8, 2022, BMO announced the appointment of Piyush Agrawal as Deputy Chief Risk Officer effective July 1, 2022 and, after a transition period with Patrick Cronin, became Chief Risk Officer effective November 1, 2022.

BMO has had common share buyback programs in place in past years. The Bank’s previous normal course issuer bid (NCIB) expired on June 2, 2020. During the years ended October 31, 2020, 2021 and 2022, the Bank did not repurchase any of its common shares for cancellation.

For additional information on the general development of BMO’s business and its strategies for the upcoming year, see pages 18 and 38 to 57 of the 2022 MD&A, which pages the Bank incorporates herein by reference.

This Three-Year History section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

DESCRIPTION OF THE BUSINESS

Business

BMO Financial Group is a highly diversified financial services provider based in North America, providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services directly and through Canadian and non-Canadian subsidiaries, offices, and branches. As at October 31, 2022, BMO had 12 million customers and more than 46,000 full-time equivalent employees. The Bank has more than 1,300 bank branches and approximately 4,700 automated banking machines, as well as online and mobile digital banking platforms. It operates in Canada, the United States and select markets globally through its offices in a number of jurisdictions around the world. BMO Financial Corp. (BFC) is based in Chicago and wholly-owned by Bank of Montreal. BFC operates primarily through its subsidiary BMO Harris Bank N.A. (BHB), which provides banking, financing, investing, and cash management services in the United States. BMO provides a full range of investment dealer services through entities, including BMO Nesbitt Burns Inc., a major fully integrated Canadian investment dealer, and BMO Capital Markets Corp., Bank of Montreal’s wholly-owned registered broker dealer in the United States.

BMO conducts business through three operating groups: Personal and Commercial Banking (P&C), comprising the Canadian P&C and U.S. P&C operating segments; BMO Wealth Management; and BMO Capital Markets. In P&C, Personal and Business Banking provides customers with a wide range of financial products and services, including deposits, lending, cash management and everyday financial and investment advice through a network of branches, dedicated contact centres, digital banking platforms and automated teller machines. Commercial Banking serves clients across Canada and the United States with a comprehensive range of commercial banking products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Commercial Banking serves clients as a trusted advisor, offering industry expertise, a local presence and a comprehensive range of commercial products and services. Canadian P&C operates branches across Canada, while our U.S. P&C footprint expands across Illinois, Wisconsin, Missouri, Indiana, Minnesota, Kansas, Arizona and Florida under the BMO Harris brand. In addition, the commercial business provides targeted nationwide coverage for key specialty sectors and has offices in select regional markets. BMO Wealth Management serves a full range of clients from individuals and families to business owners and institutions. It offers a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients plan, grow, protect and transition their wealth. The asset management business is focused on making a positive impact and delivering innovative client solutions. BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. These include equity and debt investment and corporate banking services, as well as global market sales and trading solutions. Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.

For additional information regarding BMO’s businesses, see pages 18, and 38 to 57 of the 2022 MD&A and Note 25 to the 2022 Financial Statements. The Bank incorporates these pages and Note herein by reference.

This Business section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

Supervision and Regulation in Canada

Bank of Montreal’s activities in Canada are governed by the Bank Act.

Under the Bank Act, a bank can operate its regular banking business as well as some additional activities, such as dealing with real property and various financial technology and information services. A bank is restricted when it undertakes certain activities, including fiduciary activities, dealing in securities, insurance activities, and personal property leasing. For example, other than for authorized types of insurance, a bank may not offer insurance products through its branch system or bank website.

The Bank Act grants a bank broad power to invest in the securities of other corporations and entities, but limits substantial investments. Under the Bank Act, a bank generally has a substantial investment in a body corporate when (1) the bank and entities controlled by the bank beneficially own more than 10% of the voting shares of the body corporate or (2) the bank and entities controlled by the bank beneficially own shares representing more than 25% of the total shareholders’ equity of the body corporate. A bank can have a substantial investment in entities that meet the substantial investment requirements as set out in Part IX of the Bank Act. In certain cases, the Minister of Finance or the Superintendent of Financial Institutions (Canada) (the Superintendent) must approve before a bank can make an investment.

The Superintendent is responsible to the Minister of Finance for administering the Bank Act. The Superintendent provides guidelines for disclosing a bank’s financial information. The Superintendent must also examine each bank annually to ensure compliance with the Bank Act and that each bank is in sound financial condition. The Superintendent’s examination report is submitted to the Minister of Finance.

The Bank’s Canadian trust, loan and insurance subsidiaries are federally regulated financial institutions governed by the Trust and Loan Companies Act (Canada) and the Insurance Companies Act (Canada), respectively, and under provincial laws in respect of their activities in the provinces. The Bank and its Canadian trust, loan and insurance subsidiaries are also subject to regulation by the Financial Consumer Agency of Canada (the FCAC). The FCAC enforces consumer-related provisions of the federal statutes which govern these financial institutions. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers, underwriters, advisors and investment fund managers are regulated in Canada under provincial securities legislation and, in some cases, by a self-regulatory organization (the Investment Industry Regulatory Organization of Canada or the Mutual Fund Dealers Association of Canada).

Under Canadian bank resolution powers, the Canada Deposit Insurance Corporation (CDIC) may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. As part of the Canadian bank resolution powers, certain provisions of, and regulations under the Bank Act, the Canada Deposit Insurance Corporation Act (CDIC Act) and certain other Canadian federal statutes pertaining to banks (collectively, the “Bail-in Regime”) provide for a bank recapitalization regime for banks designated by the Superintendent as domestic systemically important banks. Effective September 23, 2018, under the Bail-in Regime, subject to an order of the Governor in Council (Canada) having been issued, CDIC may, having assumed temporary control or ownership of the Bank, amongst other actions, carry out a conversion, by converting or causing the Bank to convert, in whole or in part – by means of a transaction or series of transactions and in one or more steps – the shares and liabilities of the Bank that are subject to the Bail-in Regime into common shares of the Bank or any of its affiliates. For a more detailed description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank, reference is made to https://www.bmo.com/ir/files/F18%20Files/Bail_In_TLAC_Disclosure.pdf. The information on the Bank’s website does not form a part of this Annual Information Form.

Additional information about supervision and regulation in Canada is found under the headings “Regulatory Capital Requirements” and “Regulatory Capital Developments” in the Enterprise-Wide Capital Management section on pages 66 to 67, “Regulatory Requirements” in the Risks That May Affect Future Results section on page 75, and “Legal and Regulatory Risk” on pages 107 to 109 of the 2022 MD&A, which pages the Bank incorporates herein by reference.

Supervision and Regulation in the United States

In the United States, the operations of Bank of Montreal and its subsidiaries are supervised, regulated, and examined by regulatory and government agencies at the federal and state level. As a foreign bank, Bank of Montreal is subject to various U.S. laws and regulations, including the United States International Banking Act of 1978, the United States Bank Holding Company Act of 1956, and related regulations. The Board of Governors of the Federal Reserve System, including the Federal Reserve Banks (the Federal Reserve), and state banking regulators oversee the Bank of Montreal’s branch and office operations in the United States. The U.S. Securities and Exchange Commission (the SEC), the Financial Industry Regulatory Authority, and state securities regulators regulate broker-dealer subsidiaries. The SEC and state securities regulators regulate registered investment advisor subsidiaries.

Bank of Montreal and its subsidiaries own two Federal Deposit Insurance Corporation (FDIC) insured depository institutions in the United States, BHB and BMO Harris Central N.A. (BHC). BHB provides banking, financing, investing, and cash management services predominantly in the U.S. Midwest. BHC provides limited cash management services. They are subject to examination by the Office of the Comptroller of the Currency (OCC). The Federal Reserve generally needs to approve acquiring (a) more than 5% of voting shares, (b) control, or (c) all (or substantially all) of the assets of a bank holding company, bank, or savings association.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). Dodd-Frank reforms include heightened consumer protection, revised regulation of over-the-counter derivatives markets, restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards, and broader application of leverage and risk-based capital requirements.

The Federal Reserve Board’s rule for strengthening supervision and regulation of foreign banking organizations (FBO Rule) implemented Dodd Frank’s enhanced prudential standards for the U.S. operations of non-U.S. banks, such as BMO. The rule established new requirements relating to an intermediate holding company structure, risk-based capital and leverage requirements, capital stress testing requirements, U.S. risk management and risk governance, liquidity risk management and liquidity stress testing frameworks. The Bank has certified its compliance with this rule. In May 2018, the U.S. Congress passed the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCP), which made reforms to Dodd-Frank, including raising the threshold for heightened prudential standards from US$50 billion to US$250 billion in total consolidated assets. The Federal Reserve in October 2019 issued final rules that modify capital and liquidity requirements, single counterparty credit limits, and enhanced prudential standards for bank holding companies and foreign banking organizations.

The OCC has issued guidelines that establish heightened standards for large national banks with average total consolidated assets of US$50 billion or more, including BHB. The guidelines set out minimum standards for the design and implementation of a bank’s risk governance framework and minimum standards for oversight of that framework by a bank’s board of directors. The framework must ensure the bank’s risk profile is easily distinguished and separate from that of its parent for risk management purposes. A bank’s board of directors is responsible for informed oversight of, and providing credible challenge to, management’s risk management recommendations and decisions. We comply with these guidelines.

Additional information about supervision and regulation in the United States is found under the headings “Regulatory Capital Requirements”, “Regulatory Capital Developments” and “Regulatory Capital Review” in the Enterprise-Wide Capital Management section on pages 66 to 68, “Regulatory Requirements” in the Risks That May Affect Future Results section on page 75, and “Legal and Regulatory Risk” on pages 107 to 109 of the 2022 MD&A, which pages the Bank incorporates herein by reference.

This Supervision and Regulation in the United States section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

International Supervision and Regulation

Outside Canada and the U.S., each of Bank of Montreal’s branches, agencies and subsidiaries must comply with the regulatory requirements of the country or jurisdiction where it conducts business. These include the Basel Committee on Banking Supervision capital, liquidity and prudential rules (Basel III), or local variations on Basel III, which are intended to strengthen the banking sector’s capital and liquidity frameworks. Since the first quarter of 2013, regulatory capital requirements for Bank of Montreal have been determined on a Basel III basis. Additional information about international supervision and regulation is found under the headings “Regulatory Capital Requirements”, “Regulatory Capital and Total Loss Absorbing Capacity Ratios”, “Regulatory Capital and Total Loss Absorbing Capacity Elements” and “Regulatory Capital Developments” in the Enterprise-Wide Capital Management section on pages 66 to 67, “Regulatory Requirements” in the Risks That May Affect Future Results section on page 75, and “Legal and Regulatory Risk” on pages 107 to 109 of the 2022 MD&A, which pages the Bank incorporates herein by reference.

Competition

Canada’s financial services industry is highly competitive. It includes 35 domestic banks and 46 foreign bank subsidiaries, branches, and lending branches, as well as a multitude of trust companies, credit unions, online and full-service brokerages, investment dealers, life and property and casualty insurance companies, mutual fund dealers, and large monoline financial institutions, among others. Bank of Montreal competes with most of these companies in some form across its businesses. However, the Bank’s range of services compares most directly to those of the other five major Canadian banks, and they are direct competitors in almost all the Bank’s businesses and markets in Canada. Bank of Montreal is the fourth largest chartered bank in Canada as measured by assets and equity, and the third largest as measured by market capitalization, as at October 31, 2022. In North America, the Bank is the eighth largest bank by assets, ninth largest by market capitalization, and tenth largest by equity as at October 31, 2022. BMO is the second largest Canadian bank as measured by retail branches in Canada and the United States, and a top-5 commercial lender in North America.

The financial services industry continues to operate in a rapidly changing environment. The six major banks play a prominent role in the Canadian banking system, each maintaining an extensive branch network, augmented by automated banking machines, dedicated contact centres and digital and mobile banking platforms. The industry is considered mature with moderate growth, supported by an overall focus on efficiency. Although the major banks offer similar products and services, they compete on product offerings, pricing, service models and digital capabilities, as well as entering alliances, with a goal of enhancing customer experiences, gaining a strategic advantage and growing market share and scale.

Traditional competitors continue to expand their advisory sales forces and product offerings that allow them to serve customers in new ways and focus more effectively on providing elevated client experiences, while non-traditional competitors continue to gain momentum in certain segments of banking, in some cases with reduced regulatory requirements and oversight, and are deepening their connections with banks in order to enhance their products and build customer relationships. Advancement of technological capabilities is shaping the future of everyday banking for individuals and businesses, whose changing behaviours and preferences for on-demand banking have led to significant progress in open banking, a growing number of non-bank financial services providers and more banking options for customers. In response to these challenges, Bank of Montreal has set out a Digital First strategy to enhance customer experiences and bring new solutions to market, while reducing costs, simplifying processes and improving the efficiency of operations. We continue to invest in advanced technologies, including artificial intelligence (AI) to provide high levels of operational reliability and resilience, and have designed talent strategies to attract and retain employees with the skills we need. The Bank is developing new risk management practices to identify, assess and manage the risks arising from new and evolving technologies. The accelerated adoption of cloud-based solutions and strengthened cloud service delivery arrangements provide the Bank flexibility to adapt to the expanded digital landscape and the hybrid work environment. The Bank continues to invest in our Financial Crimes Unit and technological infrastructure to detect and address cybersecurity threats across North America, Europe and Asia in order to help keep our customers’ and employees’ data secure. The competitive environment, changing client preferences and regulation is also expected to put pressure on fees for products and services.

The Bank will continue to focus on delivering word-class client loyalty and growth powered by One Client leadership; a winning culture driven by alignment, empowerment and recognition; digital capabilities for speed, scale and the elimination of complexity; being our clients’ lead partner in the transition to a net zero world including sustainable financing and responsible investing; and superior management of risk, capital and funding performance.

BMO’s Canadian P&C banking business provides a full range of lending, deposit and treasury management products and services to eight million customers. Canadian P&C continues to focus on strengthening customer loyalty to generate growth in a competitive environment, as well as increasing digital capabilities to augment the customer experience. Canadian P&C’s award-winning1 Personal and Business Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, personal loans, small business lending, cash management and everyday financial and investment advice. The Bank’s employees are focused on providing exceptional experience to all of our customers in every interaction and helping them make real financial progress.

Canadian P&C’s award winning2 commercial bank possesses a strong competitive position in commercial lending, with a number two market share for business loans of up to $25 million. Commercial Banking provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and share expertise and knowledge to help them manage and grow their businesses.

In Canada, BMO Wealth Management competes with domestic banks, insurance companies, trust companies, global private banks, investment counselling and advisory firms, and investment fund and asset management companies, among others. BMO Wealth Management’s Canadian businesses have strong brand recognition and market position. BMO Private Wealth provides full-service investing, award-winning private banking3 and wealth advisory services to high net worth and ultra-high net worth clients, leveraging individualized financial planning and advice-based solutions. BMO InvestorLine provides a range of digital investment services that compete effectively with online brokerages and digital advice providers. BMO Insurance competes with Canadian insurance companies in providing individual life and annuity products as well as pension de-risking solutions. In the United States, BMO Wealth Management competes primarily in U.S. personal wealth and advisory services, with a strategic presence in the States of Illinois and Wisconsin and in select high-growth wealth markets across the country. BMO Global Asset Management provides investment management products and services to institutional, retail and high net worth investors, offering a range of innovative, client-focused solutions and strategies to help clients meet their investment objectives.

BMO Capital Markets operates in a highly competitive environment and its businesses face a diverse range of competitors. With approximately 2,800 professionals in 32 locations around the world, including 18 offices in North America, BMO Capital Markets works proactively with clients, aiming to be their valued financial partner – leveraging people, innovative solutions, and capital to help them achieve their goals. BMO Capital Markets’ success is based on a highly integrated, client-focused North American capital markets business with a well-diversified platform and business mix – by sector, geography, product and currency. This includes a strong, scalable and relevant U.S. business, and strong risk management and regulatory compliance practices.

U.S. P&C provides a broad range of financial products and services to over two million customers and competes with a diverse range of competitors including large U.S. banks, regional banks and non-bank financial service providers. Personal and Business Banking’s core branch footprint spans eight states (Illinois, Wisconsin, Missouri, Indiana, Minnesota, Kansas, Arizona and Florida) with a top three deposit market share position across our Midwest footprint, serving customers through a network of over 500 branches as well as nationwide access to a digital banking platform and over 40,000 automated banking machines. Personal and Business Banking offers a variety of products and services, including deposits, home lending, consumer credit, small business lending, credit cards and other banking services, with an overall focus on providing customers with an exceptional experience in every interaction and helping them make real financial progress. Commercial Banking offers nationwide coverage across key specialty sectors and continues to extend its footprint and strengthen its position in the growing markets of Florida, Georgia, Colorado, Michigan, Texas and Southern California. Commercial Banking provides clients with a comprehensive range of commercial products and services, including a variety of financing options, advisory services and treasury and payment solutions, to meet clients’ financial needs and help them manage and grow their business.

Consolidation has been underway in the financial services industry in Canada and the United States in recent years. This affects trust companies, mutual fund managers, life insurers, and credit unions. Any large bank merger would be subject to Canadian federal government policy on bank mergers and a thorough public review process. It is uncertain whether this will change in the near future but further consolidation and increased competition in the financial services industry overall is likely. This Competition section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

1 In 2022, the Bank was named Best Retail Bank in Canada by World Finance Magazine.

2 In 2022, the Bank was named Best Commercial Bank in Canada by World Finance Magazine for the eighth consecutive year.

3 In 2022, BMO Private Banking was named Best Private Bank in Canada by World Finance Magazine for the twelfth consecutive year.

Environmental, Social and Governance Issues

The Bank publishes a Sustainability Report and Public Accountability Statement, outlining how the Bank is addressing environmental, social, and governance issues. This report is part of a broader suite of sustainability reporting including the BMO Climate Report, and other related information that is available on the Bank’s website, www.bmo.com. The information on the Bank’s website does not form a part of this Annual Information Form. Additional information about the Bank’s environmental and social risks is under the heading “Risks that May Affect Future Results – Top and Emerging Risks That May Affect Future Results – Climate Change and Other Environmental and Social Risks” and “Environmental and Social Risk” in the Enterprise-Wide Risk Management section on page 74 and pages 110-113 of the 2022 MD&A, which pages the Bank incorporates herein by reference.

Risk Factors

A description of certain key factors and risks faced by the Bank and its businesses can be found in the “Enterprise-Wide Risk Management” section on pages 73-113 of the 2022 MD&A, which pages the Bank incorporates herein by reference.

DIVIDENDS

You can find information about the Bank’s dividends paid or payable per share on the common shares and each outstanding series of preferred shares in each of the three most recently completed years under the heading “Outstanding Shares and NVCC Instruments” on page 70 of the 2022 MD&A, which page the Bank incorporates herein by reference. Information about restrictions on the payment of dividends appears under the heading “Share Redemption and Dividend Restrictions” in Note 16 of the 2022 Financial Statements, which Note is incorporated herein by reference.

The Bank cannot (a) declare dividends on its preferred or common shares if paying those dividends would contravene the capital adequacy, liquidity, or other regulations under the Bank Act; (b) pay common share dividends unless the Bank has paid all dividends declared and payable on its preferred shares or set aside sufficient funds to do so; and (c) in certain circumstances, pay Class B Preferred Share dividends unless the Bank pays dividends on the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC) and Class B Preferred Shares Series 51 (NVCC) (each as defined below). In the event that interest due and payable on the Bank’s Subordinated Capital Notes (as defined below) is not paid in full, the Bank will not declare dividends on its common shares or preferred shares or, subject to certain exceptions, redeem, purchase or otherwise retire such shares until the month commencing after such interest payments have been made in full. The Board of Directors determines the amount and payment of future dividends. The determination by the Board of Directors depends on the Bank’s operations, financial condition, cash requirements, future regulatory restrictions on the payment of dividends, and other factors the Board of Directors finds relevant. You can find information about the Bank’s dividends and dividend payout range on page 71 of the 2022 MD&A, which page the Bank incorporates herein by reference.

Currently, these limitations do not restrict the payment of dividends on common or preferred shares.

OSFI announced on March 13, 2020 that it expected federally regulated financial institutions to halt dividend increases for the time being. The restriction remained in place throughout the year ended October 31, 2021 and was lifted on November 4, 2021.

DESCRIPTION OF CAPITAL STRUCTURE

The following summarizes certain provisions of the Bank’s common shares, preferred shares, Subordinated Capital Notes and Limited Recourse Capital Notes. This summary is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such securities. For more detail on the Bank’s capital structure, see pages 67 to 71 of the 2022 MD&A and Notes 16 and 19 of the 2022 Financial Statements. The Bank incorporates those pages and Notes herein by reference.

Description of Common Shares

The authorized capital of the Bank includes an unlimited number of common shares without nominal or par value for unlimited consideration. The holders of common shares are entitled to:

(i)	Vote at all Bank shareholders’ meetings, except for meetings where only holders of a specified class or series of shares are entitled to vote.

(ii)	Receive dividends as and when declared by the Board of Directors, subject to the preference of the Bank’s holders of preferred shares.

(iii)	Receive the remaining property of the Bank if it is liquidated, dissolved, or wound up, only after paying the Bank’s holders of preferred shares and paying all outstanding debt.

Description of Preferred Shares

The authorized capital of the Bank includes an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, in series, for unlimited consideration. Class B Preferred Shares may be issued in a foreign currency. The following describes certain general terms and conditions of the preferred shares.

Certain Conditions of the Class A Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class A Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide. As at November 30, 2022, there were no outstanding Class A Preferred Shares.

The Class A Preferred Shares of each series rank equally to all other series of Class A and Class B Preferred Shares and are entitled to preference over the common shares and over any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, the Bank needs approval from the holders of Class A Preferred Shares to create any other class of shares with equal or superior rank to Class A Preferred Shares. Shareholders must give this approval as set out below in “Shareholder Approvals.” The Bank Act and other laws may also require other forms of approval.

The Bank does not require shareholder approval to create or issue additional Class A Preferred Shares or shares of equal rank if, on the date they are created or issued, the Bank has declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class A Preferred Shares, including for the most recently completed fiscal period.

Voting Rights

The holders of the Class A Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class A Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class A Preferred Shares is represented, or if no quorum is present at such a meeting, at an adjourned meeting at which no quorum requirements apply.

Certain Conditions of the Class B Preferred Shares as a Class

Issuable in Series

From time to time, the Board of Directors may resolve to issue Class B Preferred Shares in one or more series with rights, privileges, restrictions, and conditions, which the Board of Directors may also decide.

The Class B Preferred Shares of each series rank equally to all the other series of Class B and Class A Preferred Shares and are entitled to preference over the common shares and any other shares ranking junior to the Class A Preferred Shares and the Class B Preferred Shares with respect to the payment of dividends and in the distribution of property in the event of the liquidation, dissolution or winding up of the Bank.

Creating and Issuing Shares

Under the Bank Act, the Bank needs approval from holders of Class B Preferred Shares to create any other class of shares with equal or superior rank to Class B Preferred Shares. The Bank Act or other laws may also require other forms of approval.

The Bank does not require shareholder approval to create or issue additional Class B Preferred Shares or shares of equal rank if, on the date they are created or issued, the Bank has declared and paid or set apart for payment all dividends payable on cumulative and non-cumulative Class B Preferred Shares, including for the most recently completed fiscal period. As at November 30, 2022, none of the outstanding Class B Preferred Shares have the right to cumulative dividends.

Voting Rights

The holders of the Class B Preferred Shares only have voting rights as a class on certain matters (see below) or as the law requires.

Shareholder Approvals

Holders of the Class B Preferred Shares can give their approval if 66 2/3% or more holders casting vote in favour of doing so at a meeting where the majority of Class B Preferred Shares is represented, or if no quorum is present at such meeting, at an adjourned meeting at which no quorum requirements apply.

Contingent Conversion of Certain Series of Class B Preferred Shares

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 31 (Non-Viability Contingent Capital) (NVCC)), Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 48 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 49 (Non-Viability Contingent Capital (NVCC)), Class B Preferred Shares Series 50 (Non-Viability Contingent Capital (NVCC)) and Class B Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC)) will immediately and automatically be converted into common shares of the Bank. The number of common shares into which such Class B Preferred Shares would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of such Class B Preferred Shares.

Description of Other Equity Instruments – Subordinated Capital Notes

The Bank currently has outstanding US$500 million 4.800% Fixed Rate Resetting Non-Cumulative Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) (“Subordinated Capital Notes”) which are classified as equity and form part of the Bank’s additional tier 1 non-viability contingent capital. The Subordinated Capital Notes are compound financial instruments that have both equity and liability features. For more details, see “Other Equity Instruments” in Note 16 of the 2022 Financial Statements.

The Subordinated Capital Notes are direct unsecured obligations of the Bank and, in the event of the Bank’s insolvency or winding-up, will rank subordinate to all of the Bank’s subordinated indebtedness and in right of payment equally with and not prior to indebtedness that ranks equally in right of payment with, or is subordinated to, the Subordinated Capital Notes (other than indebtedness which by its terms ranks subordinate to the Subordinated Capital Notes, including but not limited to the Limited Recourse Capital Notes). The Subordinated Capital Notes will constitute subordinated indebtedness for the purposes of the Bank Act. In the event of the Bank’s insolvency or winding-up, the Subordinated Capital Notes will rank ahead of the Bank’s common shares and Preferred Shares.

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Subordinated Capital Notes will immediately and automatically be converted into common shares of the Bank. The number of common shares into which the Subordinated Capital Notes would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of issuance of the Subordinated Capital Notes.

Certain Provisions of the Subordinated Capital Notes

Distributions and Restrictions on Dividend and Retirement of Shares

Interest on the Subordinated Capital Notes is paid semi-annually in arrears for the initial five years. Thereafter, the interest will reset every five years and accrue at a fixed rate. While interest is payable on a semi-annual basis, the Bank may, at its discretion, with prior notice, cancel the payments. If the Bank does not pay the interest in full to the note holders, the Bank will not declare dividends on its common shares or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after the Bank resumes full interest payments on the Subordinated Capital Notes.

Maturity and Redemption

The Subordinated Capital Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the Subordinated Capital Notes except in the event of bankruptcy or insolvency and provided that the NVCC requirements have not been triggered. The Subordinated Capital Notes are redeemable at par five years after issuance solely at the option of the Bank, or following certain regulatory or tax events, in accordance with their terms. All redemptions are subject to regulatory consent.

Purchase for Cancellation

Subject to regulatory consent, the Bank may at any time, purchase for cancellation any Subordinated Capital Notes at any price in the open market.

Events of Default

An event of default in respect of the Subordinated Capital Notes will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), or if the Bank goes into liquidation, either voluntarily or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Neither a failure to make a payment on the Subordinated Capital Notes when due (including any interest payment, whether as a result of cancellation or otherwise) nor an NVCC automatic conversion upon the occurrence of a trigger event will constitute an event of default.

Issuance of other Senior or Pari Passu Securities

The terms governing the Subordinated Capital Notes do not limit the Bank’s ability to incur additional indebtedness or issue or repurchase securities, other than the restriction on retirement of shares noted above. The Bank may incur additional indebtedness without the authorization of the holders of the Subordinated Capital Notes.

Voting Rights

The holders of Subordinated Capital Notes are not entitled to any rights of holders of common shares, including any rights of shareholders to receive notice, to attend or to vote at any meeting of the shareholders of the Bank. If the Subordinated Capital Notes are converted into common shares of the Bank under NVCC requirements, holders of the Subordinated Capital Notes will become holders of the Bank’s common shares and will only have rights as holders of common shares.

Description of Other Equity Instruments – Limited Recourse Capital Notes

The Bank currently has outstanding $1.25 billion 4.300% Limited Recourse Capital Notes, Series 1 (Non-Viability Contingent Capital (NVCC)) (“LRCN 1”), $750 million 5.625% Limited Recourse Capital Notes, Series 2 (Non-Viability Contingent Capital (NVCC)) (“LRCN 2”) and $1 billion 7.325% Limited Recourse Capital Notes, Series 3 (Non-Viability Contingent Capital (NVCC)) (“LRCN 3”, collectively with the LRCN 1 and LRCN 2, the “Limited Recourse Capital Notes”) which are classified as equity and form part of the Bank’s additional tier 1 non-viability contingent capital. The Limited Recourse Capital Notes are compound financial instruments that have both equity and liability features. For more details, see “Other Equity Instruments” in Note 16 of the 2022 Financial Statements.

The Limited Recourse Capital Notes are direct unsecured obligations of the Bank and, in the event of the Bank’s insolvency or winding-up (prior to the occurrence of specified trigger events), will rank: (a) subordinate in right of payment to the prior payment in full of all indebtedness, including certain subordinated indebtedness (including but not limited to the Subordinated Capital Notes); and (b) in right of payment, equally with and not prior to indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, the Limited Recourse Capital Notes (other than indebtedness which by its terms ranks subordinate to the Limited Recourse Capital Notes) in each case, from time to time outstanding, and will be subordinate in right of payment to the claims of the Bank’s depositors and other unsubordinated creditors. The Limited Recourse Capital Notes will constitute subordinated indebtedness for the purposes of the Bank Act. In the event of the Bank’s insolvency or winding-up, the Limited Recourse Capital Notes will rank ahead of the Bank’s common shares and Preferred Shares.

In the event of a non-payment by the Bank of the principal amount of, or interest on the Limited Recourse Capital Notes when due, while a holder of Limited Recourse Capital Notes will have a claim against the Bank for the principal amount of the Limited Recourse Capital Notes and any accrued and unpaid interest (which will then be due and payable), the sole remedy of each holder of Limited Recourse Capital Notes is the delivery of such holder’s proportionate share of the assets of a limited recourse trust. As of the date hereof, the limited recourse trust’s assets in respect of the LRCN 1 consist of 1,250,000 Class B Preferred Shares, Series 48 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 48 (NVCC)”), in respect of the LRCN 2 consist of 750,000 Class B Preferred Shares, Series 49 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 49 (NVCC)”) and in respect of the LRCN 3 consist of 1,000,000 Class B Preferred Shares, Series 51 (Non-Viability Contingent Capital (NVCC)) (“Class B Preferred Shares Series 51 (NVCC)”).

Upon the occurrence of certain specified trigger events relating to the viability of the Bank, the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC) and Class B Preferred Shares Series 51 (NVCC) will immediately and automatically be converted into common shares of the Bank. The number of common shares into which the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC) and Class B Preferred Shares Series 51 (NVCC) would be converted upon the occurrence of such a trigger event will be determined in accordance with a pre-determined conversion formula specified at the time of the issuance of the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC) and Class B Preferred Shares Series 51 (NVCC). Subject to certain limitations, each holder of the Limited Recourse Capital Notes would receive such holder’s proportionate share of such common shares of the Bank.

Certain Provisions of the Limited Recourse Capital Notes

Distributions and Restrictions on Dividend and Retirement of Shares

Interest on the Limited Recourse Capital Notes is paid semi-annually in arrears for the initial five years. Thereafter, the interest will reset every five years and accrue at a fixed rate.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 48 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 48 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class Preferred Shares Series 48 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 48 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 49 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 49 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class Preferred Shares Series 49 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 49 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Until revoked, the trustee of the limited recourse trust has waived its right to receive any and all dividends on the Class B Preferred Shares Series 51 (NVCC). Accordingly, until such waiver is revoked by the trustee of the limited recourse trust, no dividends are expected to be declared or paid on the Class B Preferred Shares Series 51 (NVCC). To the extent the waiver is no longer in effect and the limited recourse trust is the sole holder of the Class Preferred Shares Series 51 (NVCC), if the Bank does not declare and pay dividends on the Class B Preferred Shares Series 51 (NVCC), it will not declare and pay dividends on any of the other outstanding series of Class B Preferred Shares of the Bank.

Maturity and Redemption

The LRCN 1 are scheduled to mature on November 26, 2080. The LRCN 1 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 48 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 1 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 48 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

The LRCN 2 are scheduled to mature on May 26, 2082. The LRCN 2 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 49 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 2 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 49 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

The LRCN 3 are scheduled to mature on November 26, 2082. The LRCN 3 are redeemable, at the option of the Bank, at their principal amount every five years after issuance, or following certain regulatory or tax events, in accordance with their terms. Upon any redemption of the Class B Preferred Shares Series 51 (NVCC) held by the limited recourse trust, the Bank shall redeem LRCN 3 with an aggregate principal amount equal to the aggregate face amount of the Class B Preferred Shares Series 51 (NVCC) redeemed by the Bank. All redemptions are subject to regulatory consent.

Purchase for Cancellation

Subject to regulatory consent, the Bank may at any time, purchase for cancellation any LRCN 1, LRCN 2 and LRCN 3 at any price in the open market. Prior to any such cancellation, the Bank shall, subject to regulatory consent, redeem, as applicable, a corresponding number of Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC) or Class B Preferred Shares Series 51 (NVCC) (the aggregate face amount of which shall equal the aggregate principal amount of the Notes to be cancelled) then held by the limited recourse trust for cancellation.

Events of Default

An event of default in respect of the Limited Recourse Capital Notes (“Event of Default”), will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), or if the Bank goes into liquidation, either voluntarily or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Upon an Event of Default, the sole remedy of each holder of LRCN 1 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 48 (NVCC), the sole remedy of each holder of LRCN 2 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 49 (NVCC) and the sole remedy of each holder of LRCN 3 is the delivery of such holder’s proportionate share of the Class B Preferred Shares Series 51 (NVCC).

Issuance of other Senior or Pari Passu Securities

The terms governing the Limited Recourse Capital Notes do not limit the Bank’s ability to incur additional indebtedness or issue or repurchase securities. The Bank may incur additional indebtedness without the authorization of the holders of the Limited Recourse Capital Notes.

Voting Rights

The holders of the Limited Recourse Capital Notes are not entitled to any rights of holders of common shares, including any rights of shareholders to receive notice, to attend or to vote at any meeting of the shareholders of the Bank. If the Class B Preferred Shares Series 48 (NVCC), Class B Preferred Shares Series 49 (NVCC) or Class B Preferred Shares Series 51 (NVCC) are converted into common shares of the Bank, holders of the LRCN 1, LRCN 2 and LRCN 3, as applicable, will become holders of the Bank’s common shares and will only have rights as holders of common shares.

This Certain Provisions of the Limited Recourse Capital Notes section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

Restraints on Bank Shares under the Bank Act

The Bank Act restricts the beneficial ownership of shares of a bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more, which applies to the Bank. A major shareholder is defined as a person, or group of persons under common control or acting jointly or in concert, that beneficially owns more than 20% of any class of voting shares or more than 30% of any class of non-voting shares of the bank.

In addition, no person may have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance. A person has a significant interest in a class of shares of a bank when the person, or group of persons under common control or acting jointly or in concert, beneficially owns more than 10% of any class of shares of the bank.

Governments and their agents are also restricted from acquiring shares of a bank, except for certain cases that require the Minister of Finance’s consent.

Ratings

The credit ratings that external rating agencies assign to some of the Bank’s securities are important in the raising of both capital and funding to support the Bank’s business operations. Maintaining strong credit ratings allows the Bank to access the capital markets at competitive pricing levels. Should the Bank’s credit ratings experience a downgrade, its cost of funds would likely increase and its access to funding and capital through capital markets could be reduced. A material downgrade of the Bank’s ratings could also have other consequences, including those set out in Note 8 of the 2022 Financial Statements, which Note the Bank incorporates herein by reference.

The following table sets out ratings the Bank has received for its outstanding securities from the rating agencies, which are current as at November 30, 2022.

	S&P		Moody’s		DBRS		Fitch
	Rating	Rank[1]	Rating	Rank[1]	Rating	Rank[1]	Rating	Rank[1]

Short-term instruments	A-1	1 of 6	P-1	1 of 4	R-1 (high)	1 of 6	F1+	1 of 7

Senior debt[3]	A-	3 of 10	A2	3 of 9	AA (low)	2 of 10	AA-	2 of 10

Long Term Deposits / Legacy Senior Debt[4]	A+	3 of 10	Aa2	2 of 9	AA	2 of 10	AA	2 of 10
Subordinated debt Subordinated debt – NVCC[2]	A- BBB+	3 of 10 4 of 10	Baa1 Baa1 (hyb)	4 of 9 4 of 9	A (high) A (low)	3 of 10 3 of 10	A A	3 of 10 3 of 10

Subordinated Capital Notes – NVCC[2]	BBB-	4 of 10	Baa3 (hyb)	4 of 9	N/A	N/A	N/A	N/A

Limited Recourse Capital Notes – NVCC[2]	BBB-	4 of 10	Baa3 (hyb)	4 of 9	BBB (high)	4 of 10	N/A	N/A
Preferred shares Preferred shares – NVCC[2]	BBB BBB-	3 of 9 3 of 9	Baa3 Baa3 (hyb)	4 of 9 4 of 9	Pfd-2 (high) Pfd-2	2 of 6 2 of 6	N/A N/A	N/A N/A

Trend/Outlook	Stable	--	Stable	--	Stable	--	Negative	--

Notes: 1 Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt or share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low) to show relative standing within the major rating categories.

2 Non-viability contingent capital or NVCC.

3 Subject to conversion under the Bail-In Regime.

4 Long Term Deposits / Legacy Senior Debt Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the Bail-In Regime.

A definition of the categories of each rating as at November 30, 2022 from each rating agency’s website is outlined in Appendix II to this Annual Information Form. Further information may be obtained from the applicable rating agency. S&P, Moody’s and DBRS each have a stable outlook on BMO’s long-term credit ratings and Fitch has a negative outlook.

Following the announced acquisition of Bank of the West on December 20, 2021 and during the remainder of fiscal 2022, there were no changes to ratings assigned by S&P, Moody’s, DBRS or Fitch.

Credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. The Bank cannot know for certain that a rating will remain in effect for any given period of time or that a rating agency will not revise or withdraw it entirely in the future.

The Bank paid fees to credit rating agencies to obtain its credit ratings. The Bank may also pay fees for other services from credit rating agencies in the ordinary course of business.

This Ratings section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 2.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding common shares of the Bank are listed for trading on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the trading symbol BMO. The outstanding preferred shares of the Bank set out below are listed on the TSX with the following trading symbols: BMO.PR.S for the Class B Preferred Shares Series 27 (Non-Viability Contingent Capital (NVCC)), BMO.PR.T for the Class B Preferred Shares Series 29 (Non-Viability Contingent Capital (NVCC)), BMO.PR.W for the Class B Preferred Shares Series 31 (Non-Viability Contingent Capital (NVCC)), BMO.PR.Y for the Class B Preferred Shares Series 33 (Non-Viability Contingent Capital (NVCC)), BMO.PR.E for the Class B Preferred Shares Series 44 (Non-Viability Contingent Capital (NVCC)) and BMO.PR.F for the Class B Preferred Shares Series 46 (Non-Viability Contingent Capital (NVCC)).

The following table sets out the reported high and low trading prices in Canadian dollars and the trading volumes of the common and preferred shares of Bank of Montreal on the TSX for the given periods. Prices are based on the reported data from the TSX Historical Data Access.

	BMO Common Shares	PR.S Series 27	PR.T Series 29	PR.W Series 31	PR.Y Series 33	PR.B [1] Series 38	PR.C [2] Series 40	PR.D [3] Series 42	PR.E Series 44	PR.F Series 46
November 2021
- High Price ($)	141.00	24.92	24.75	24.70	25.20	25.25	25.35	25.60	26.00	26.90
- Low Price ($)	132.83	24.57	24.40	24.40	24.46	25.17	25.21	25.04	25.22	26.23
- Volume	40,771,978	220,834	254,432	265,174	101,908	258,063	619,422	72,794	151,484	91,097
December 2021
- High Price ($)	141.37	24.70	24.51	24.51	24.80	25.27	25.48	25.48	25.94	26.80
- Low Price ($)	130.13	23.95	23.77	23.78	24.02	25.18	25.20	24.95	24.82	25.70
- Volume	33,373,080	200,788	151,626	70,426	54,837	343,621	122,081	143,569	122,069	162,775
January 2022
- High Price ($)	150.34	24.76	24.60	24.71	24.95	25.30	25.47	25.50	25.97	27.07
- Low Price ($)	138.40	24.26	24.17	24.15	24.52	24.98	25.12	25.23	25.35	25.41
- Volume	63,074,363	700,842	245,368	60,064	50,282	645,906	199,157	169,134	202,135	174,899
February 2022
- High Price ($)	152.87	24.39	24.25	24.20	24.89	25.00	25.18	25.29	25.75	26.50
- Low Price ($)	139.15	22.62	22.49	22.48	23.55	24.98	24.85	24.70	24.55	25.60
- Volume	49,774,986	97,613	97,324	297,739	108,458	271,991	1,585,371	186,040	221,175	157,335
March 2022
- High Price ($)	154.47	23.36	22.90	23.17	24.06	N/A	25.22	25.45	25.30	26.54
- Low Price ($)	141.13	22.64	22.11	22.22	23.30	N/A	25.00	24.98	24.35	25.99
- Volume	50,757,219	205,712	158,515	121,380	103,555	N/A	495,008	224,424	142,851	210,759
April 2022
- High Price ($)	148.96	23.04	22.55	22.80	23.95	N/A	25.25	25.25	24.95	26.30
- Low Price ($)	136.03	20.54	19.87	20.00	20.61	N/A	24.97	24.85	22.52	25.00
- Volume	52,865,704	732,912	194,517	473,117	80,426	N/A	857,334	188,092	164,526	162,226
May 2022
- High Price ($)	138.64	22.73	22.14	22.30	22.75	N/A	25.01	25.10	25.00	26.13
- Low Price ($)	129.25	21.06	20.35	20.58	20.94	N/A	24.97	24.60	23.20	24.67
- Volume	45,442,172	227,379	108,886	154,450	76,857	N/A	172,788	254,892	145,381	73,826
June 2022
- High Price ($)	138.85	22.83	22.60	22.60	22.73	N/A	N/A	25.20	24.97	26.13
- Low Price ($)	121.56	20.64	20.21	20.36	20.88	N/A	N/A	24.83	23.61	24.99
- Volume	39,456,130	131,525	369,236	101,495	41,909	N/A	N/A	296,995	710,627	171,330
July 2022
- High Price ($)	128.42	22.05	21.54	21.49	21.79	N/A	N/A	25.22	24.56	25.70
- Low Price ($)	118.79	20.71	19.88	20.25	20.19	N/A	N/A	24.91	23.00	24.84
- Volume	47,623,631	281,903	133,016	81,546	53,560	N/A	N/A	264,194	251,819	179,983
August 2022
- High Price ($)	136.10	22.64	21.94	22.11	22.58	N/A	N/A	25.00	24.79	25.85
- Low Price ($)	121.14	21.56	21.26	20.22	21.48	N/A	N/A	24.96	24.10	25.25
- Volume	53,136,785	125,271	353,593	65,893	66,261	N/A	N/A	200,217	145,291	152,900
September 2022
- High Price ($)	129.65	22.08	21.60	21.80	22.15	N/A	N/A	N/A	24.74	25.79
- Low Price ($)	119.36	19.89	19.50	19.56	20.88	N/A	N/A	N/A	22.85	23.45
- Volume	39,392,476	108,007	48,088	33,240	83,040	N/A	N/A	N/A	161,713	95,944
October 2022
- High Price ($)	128.06	20.22	19.70	19.95	21.03	N/A	N/A	N/A	23.17	24.89
- Low Price ($)	113.73	19.02	18.15	18.28	19.09	N/A	N/A	N/A	21.16	23.52
- Volume	51,408,339	224,659	191,351	90,428	42,463	N/A	N/A	N/A	123,945	89,067

1 The Bank redeemed all of its outstanding Class B Preferred Shares Series 38 (NVCC) on February 25, 2022.

2 The Bank redeemed all of its outstanding Class B Preferred Shares Series 40 (NVCC) on May 25, 2022.

3 The Bank redeemed all of its outstanding Class B Preferred Shares Series 42 (NVCC) on August 25, 2022.

Prior Sales

From time to time, the Bank issues principal at risk notes, securities for which the amount payable at maturity is determined by reference to the price, value or level of an underlying interest such as a stock index, an exchange traded fund or a notional portfolio of equities or other securities. In addition, the Bank periodically issues subordinated debt, preferred shares and other equity instruments which are not listed or quoted on a marketplace.

For information about the Bank’s issuances of common shares, preferred shares, subordinated indebtedness and other equity instruments since October 31, 2021, see the “Subordinated Debt” and “Equity” sections on pages 64-65 of the 2022 MD&A and Notes 15 and 16 of the 2022 Financial Statements, which page and Notes are incorporated herein by reference. Also refer to the Description of Common Shares, Description of Preferred Shares, Description of Other Equity Instruments – Subordinated Capital Notes and Description of Other Equity Instruments – Limited Recourse Capital Notes sections above.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class

Class B Preferred Shares Series 48 (NVCC) [1]	1,250,000	100% of the Class B Preferred Shares Series 48 (NVCC)

Class B Preferred Shares Series 49 (NVCC) [2]	750,000	100% of the Class B Preferred Shares Series 49 (NVCC)

Class B Preferred Shares Series 51 (NVCC) [3]	1,000,000	100% of the Class B Preferred Shares Series 51 (NVCC)

1 The Class B Preferred Shares Series 48 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 1 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 1 when due.

2 The Class B Preferred Shares Series 49 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 2 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 2 when due.

3 The Class B Preferred Shares Series 51 (NVCC) are held in a limited recourse trust and are restricted from being transferred except to satisfy the recourse of the holders of the LRCN 3 in respect of non-payment by the Bank of the principal amount of, or interest on, the LRCN 3 when due.

Also refer to the Certain Provisions of the Limited Recourse Capital Notes section above.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

As at November 30, 2022, the following were directors of the Bank.

DIRECTOR NAME AND PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE

Jan Babiak Corporate Director	Nashville, Tennessee USA	October 23, 2012

Sophie Brochu, C.M. President and Chief Executive Officer Hydro-Quebec	Bromont, Québec Canada	March 22, 2011

Craig Broderick Corporate Director	Greenwich, Connecticut	August 27, 2018

George A. Cope, C.M. Chair of the Board, Bank of Montreal	Toronto, Ontario Canada	July 25, 2006

Stephen Dent Managing Director and co-founder Birch Hill Equity Partners, a private equity firm	Toronto, Ontario Canada	April 7, 2021

Christine Edwards Corporate Director	Lake Forest, Illinois U.S.A.	August 1, 2010

Dr. Martin S. Eichenbaum Charles Moskos Professor of Economics Northwestern University	Glencoe, Illinois U.S.A.	March 31, 2015

David Harquail Chair of the Board Franco-Nevada Corporation, a royalty and streaming company	Toronto, Ontario	April 5, 2018

Linda S. Huber Chief Financial Officer FactSet Research Systems Inc., a provider of financial information and analytical applications	New York, New York U.S.A.	April 4, 2017

Eric R. La Flèche President and Chief Executive Officer Metro Inc., a food retailer and distributor	Montreal, Québec Canada	March 20, 2012

Lorraine Mitchelmore Corporate Director	Calgary, Alberta Canada	March 31, 2015

Madhu Ranganathan Executive Vice President and Chief Financial Officer OpenText Corporation, an information management software company	Saratoga, California U.S.A	April 7, 2021

Darryl White Chief Executive Officer BMO Financial Group	Toronto, Ontario Canada	May 24, 2017

A director of the Bank holds office until the next annual meeting of shareholders or until a successor is elected or appointed, unless their seat is vacated before they can do so.

Since November 1, 2017, the directors have held the principal occupations above, or other positions with the same, predecessor, or associated firms except for Ms. Brochu who before December 30, 2019 was President and Chief Executive Officer of Energir, Mr. Broderick who before January 2018 was Chief Risk Officer of Goldman Sachs & Co., Mr. Cope who before January 2020 was CEO of BCE Inc., Ms. Edwards who before February 2021 was a capital partner at Winston & Strawn LLP, Mr. Harquail who before May 6, 2020 was Chief Executive Officer of Franco-Nevada Corporation, Ms. Huber who before October 2020 was Chief Financial Officer and Treasurer of MSCI Inc. and before July 2018 was the Executive Vice-President and Chief Financial Officer of Moody’s Corporation, Ms. Mitchelmore, who before July 2018 was the President and Chief Executive Officer of Enlighten Innovations Inc. and before January 2016, was the President, Canada Country Chair & Executive Vice President, Heavy Oil, Shell Canada Limited, and Ms. Ranganathan who before March 2018 was Chief Financial Officer of [24]7.ai, Inc.

Board Committee Members

There are four committees of the Board of Directors made up of the following members:

Audit and Conduct Review Committee: Jan Babiak (Chair), Dr. Martin S. Eichenbaum, David Harquail, Linda S. Huber and Madhu Ranganathan.

Governance and Nominating Committee: Christine Edwards (Chair), Jan Babiak, Sophie Brochu, Craig Broderick, George Cope and Lorraine Mitchelmore.

Human Resources Committee: Lorraine Mitchelmore (Chair), Sophie Brochu, George Cope, Christine Edwards and Eric La Flèche.

Risk Review Committee: Craig Broderick (Chair), Stephen Dent, Dr. Martin S. Eichenbaum, David Harquail, Linda S. Huber and Lorraine Mitchelmore.

Executive Officers

At November 30, 2022, the following were executive officers of the Bank:

EXECUTIVE OFFICER NAME	PRINCIPAL OCCUPATION	MUNICIPALITY OF RESIDENCE
Darryl White	Chief Executive Officer	Toronto, Ontario Canada
Piyush Agrawal	Chief Risk Officer	Short Hills, New Jersey U.S.A.
Dan Barclay	Group Head, BMO Capital Markets	Toronto, Ontario Canada
David R. Casper	Chief Executive Officer, BMO Financial Corp. and Group Head, North American Commercial Banking	Northbrook, Illinois U.S.A.
Cameron Fowler	Chief Strategy & Operations Officer	Toronto, Ontario Canada
Sharon Haward-Laird	General Counsel	Toronto, Ontario Canada
Ernie (Erminia) Johannson	Group Head, North American Personal and Business Banking	Toronto, Ontario Canada
Deland Kamanga	Group Head, BMO Wealth Management	Toronto, Ontario Canada
Mona Malone	Chief Human Resources Officer and Head of People & Culture	Toronto, Ontario Canada
Steve Tennyson	Chief Technology Officer & Operations Officer	Toronto, Ontario Canada
Tayfun Tuzun	Chief Financial Officer	Cincinnati, Ohio U.S.A.

All the executive officers named above have held their present positions or other senior positions with Bank of Montreal or its subsidiaries for the past five years, other than Mr. Tuzun and Mr. Agrawal. Prior to joining BMO, Mr. Tuzun was Executive Vice President and Chief Financial Officer, Fifth Third Bancorp, where he held positions including Senior Vice President, Treasurer and other senior treasury and finance roles. Prior to joining BMO, Mr. Agrawal was Chief Risk Officer and Global Head of Climate Risk, Citibank, N.A., where he held positions including Chief Operating Officer of Citibank N.A., Chief Risk Officer of Asia Pacific, and Head of Corporate Strategy.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at October 31, 2022, the directors and executive officers of Bank of Montreal, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 195,903 common shares of Bank of Montreal, representing less than 0.1% of Bank of Montreal’s issued and outstanding common shares.

Additional Disclosure for Directors and Executive Officers

To the Bank’s knowledge, no director or executive officer of the Bank:

(a)	is, as at November 30, 2022, or was, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):

(i)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

subject to an order (including a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days) that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at November 30, 2022, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before November 30, 2022, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the Bank’s knowledge, none of its directors or executive officers have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body, that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

A description of certain legal proceedings to which the Bank is a party appears under the heading “Legal Proceedings” in Note 24 of the 2022 Financial Statements, which Note the Bank incorporates herein by reference.

In the ordinary course of business, the Bank and its subsidiaries may be assessed fees or fines by a Canadian securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank. In addition, the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, and accordingly fees, administrative penalties, settlement agreements and sanctions may be categorized differently by certain regulators. Any such penalties imposed under these categories against the Bank and its subsidiaries in the 2022 fiscal year, however, are not material, nor would they likely be considered important to a reasonable investor in making an investment decision. Since November 1, 2021, the Bank and its subsidiaries have not entered into any material settlement agreements with a court relating to securities legislation or with a securities regulatory authority.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Bank’s common and preferred shares is Computershare Trust Company of Canada. This agent has transfer facilities in Montreal, Toronto, Calgary and Vancouver. In addition, Computershare Investor Services PLC and Computershare Trust Company, N.A. serve as transfer agents and registrars for the common shares in Bristol, United Kingdom and Canton, Maine, respectively.

INTERESTS OF EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP. KPMG LLP audited the Bank’s 2022 Financial Statements, which comprise the consolidated balance sheets as at October 31, 2022 and October 31, 2021, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. KPMG LLP have confirmed that they are independent with respect to the Bank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and are independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

MATERIAL CONTRACTS

Except for contracts entered into by the Bank in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Bank within the most recently completed financial year are the following:

On December 18, 2021, BNP Paribas S.A., BancWest Holding Inc., Bank of the West, Bank of Montreal and BMO Harris Bank N.A. entered into a share purchase agreement (the “Agreement”) whereby Bank of Montreal agreed to acquire Bank of the West and its subsidiaries for a cash purchase price of US$16.3 billion. On January 16, 2022, BNP Paribas S.A., BNP Paribas USA, Inc., BancWest Holding Inc., Bank of the West, Bank of Montreal, BMO Financial Corp. and BMO Harris Bank N.A. amended and restated the Agreement by, among other things, modifying the manner of completing the transactions contemplated therein. Upon closing, BMO intends to merge BancWest Holding Inc. into BMO Financial Corp., and intends to merge Bank of the West into BMO Harris Bank N.A.

Copies of these material contracts are available on SEDAR at www.sedar.com.

AUDIT AND CONDUCT REVIEW COMMITTEE INFORMATION

Composition of the Audit and Conduct Review Committee

The following five members make up the Bank’s Audit and Conduct Review Committee: Jan Babiak (Chair), Dr. Martin S. Eichenbaum, David Harquail, Linda S. Huber and Madhu Ranganathan. The Committee’s responsibilities and duties are set out in the Committee’s charter, which is included in Appendix I to this Annual Information Form.

The Board of Directors has determined that the members of the Audit and Conduct Review Committee reflect a high level of financial literacy and expertise. Each member of the Audit and Conduct Review Committee is “independent” and “financially literate” according to the definitions under Canadian and United States securities laws and the NYSE corporate governance listing standards, and each of Ms. Babiak, Ms. Huber and Ms. Ranganathan is an “Audit Committee Financial Expert” as defined under United States securities laws. The Board bases these decisions on each Committee member’s education and experience. The following paragraphs describe the relevant education and experience of each Committee member:

Ms. Babiak holds a B.B.A. in accounting from the University of Oklahoma and an M.B.A. from Baldwin Wallace University. She is a Chartered Accountant in the United Kingdom and a Certified Public Accountant in the United States. Ms. Babiak serves on the boards of other public and private companies and was formerly a Managing Partner at Ernst & Young LLP.

Dr. Eichenbaum received a B.Comm from McGill University and a Doctorate in Economics from the University of Minnesota. He served on the advisory council of the Global Markets Institute at Goldman Sachs. He completed a four-year term as co-editor of the American Economic Review in 2015. He has served as a consultant to the Federal Reserve Banks in Atlanta and Chicago and the International Monetary Fund.

Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, an MBA from McGill University and is a registered Professional Engineer in Ontario. Mr. Harquail is the Chair of the Board of Franco-Nevada Corporation, a publicly traded company. He is the former President and Chief Executive officer of Franco-Nevada. He is a past-director and past-chair of the World Gold Council. Mr. Harquail has over 35 years of experience on public and non-profit boards and task force advisories.

Ms. Huber holds an M.B.A. from the Stanford Graduate School of Business and a B.S. (with high honors) in business and economics from Lehigh University. Ms. Huber is the Chief Financial Officer of FactSet Research Systems Inc. Prior to October 2020, she was the Chief Finance Officer and Treasurer of MSCI. Before joining MSCI in 2019, she was Executive Vice President and Chief Financial Officer of Moody’s Corporation. Before joining Moody’s in 2005, Ms. Huber served in several senior roles in financial services, including Executive Vice President and Chief Financial Officer at U.S. Trust Company, a subsidiary of Charles Schwab & Company, Inc.; Managing Director at Freeman & Co.; Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo.

Ms. Ranganathan holds an M.B.A. from the University of Massachusetts and a B.S. Accounting from the University of Madras. She is a member of the Institute of Chartered Accountants in India and member of the American Institute of Certified Public Accountants in the United States. Ms. Ranganathan is the Executive Vice President and Chief Financial Officer of OpenText Corporation. Prior to March 2018, she was the Chief Finance Officer of [24]7.ai, Inc. Ms. Ranganathan currently serves as a Board Member & Audit Committee Chair for Akamai Technologies, Inc.

Shareholders’ Auditors’ Pre-Approval Policies and Procedures and Fees

For information about the fees paid to KPMG LLP, in the years ended October 31, 2022 and 2021, and the related pre-approval policies and procedures, see page 119 of the 2022 MD&A, which page the Bank incorporates herein by reference.

ADDITIONAL INFORMATION

You can find additional information about Bank of Montreal on the Bank’s web site at https://www.bmo.com/main/about-bmo/banking/investor-relations/home, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC’s web site at www.sec.gov/edgar. Information contained in or otherwise accessible through the websites mentioned herein does not form part of this document.

The Bank’s proxy circulars contain more information, including directors’ and executive officers’ compensation, debt, principal holders of the Bank’s securities, and shareholdings under equity compensation plans, in each case where applicable. The most recent circular is dated March 1, 2022, in connection with the

Bank’s Annual Meeting of Shareholders on April 13, 2022 (the 2022 Proxy Circular). The Bank expects the next proxy circular to be approved January 27, 2023 and dated as of February 6, 2023, in connection with the Bank’s Annual Meeting of Shareholders on April 18, 2023.

The 2022 Financial Statements and the 2022 MD&A for the fiscal year ended October 31, 2022 provide additional financial information.

You can get copies of this Annual Information Form, as well as copies of the 2022 Financial Statements, the 2022 MD&A, the Bank’s 2022 Annual Report, and the 2022 Proxy Circular (after the Bank has mailed these documents to shareholders) by contacting the Bank at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone: 416 867 6785

Email: corp.secretary@bmo.com

APPENDIX I

BANK OF MONTREAL

AUDIT AND CONDUCT REVIEW COMMITTEE CHARTER

The Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial and sustainability reporting on environmental, social and governance (“ESG”) matters; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.

In addition, the Committee will also act as the audit and conduct review committee of Designated Subsidiaries.

PART I MANDATE

The Committee will, either directly or through one or more sub-committees, perform the duties set out in this Charter and such other duties as may be necessary or appropriate including:

1.1	Financial Reporting

1.1.1	reviewing, together with management and the Shareholders’ Auditors:

(i)	the appropriateness of, and any changes to, the Bank’s accounting and financial reporting;

(ii)	the accounting treatment, presentation and impact of significant risks and uncertainties;

(iii)	any material relevant proposed changes in accounting standards and securities policies or regulations;

(iv)	key estimates and judgments of management;

(v)	significant auditing and financial reporting issues and the method of resolution; and

(vi)	tax matters that are material to the financial statements.

1.1.2	reviewing, together with management and the Shareholders’ Auditors, and approving or, if appropriate, recommending to the Board:

(i)

prior to Board review or public disclosure, the audited annual and unaudited interim financial statements and related management’s discussion and analysis, the annual information form, and any other financial or non-financial (as considered appropriate) information in material public disclosure documents (other than earnings coverage ratios, capitalization tables and summary financial information derived from any of the foregoing); and

(ii)	such returns to OSFI requiring review under the Bank Act (Canada);

1.1.3

seeking confirmation from management that the Bank’s annual and interim financial filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of the relevant date and for the relevant periods, prior to recommending to the Board for approval;

1.1.4	reviewing the types of information to be provided and types of presentations to be made to rating agencies and analysts (if any) relating to earnings guidance, and

1.1.5

satisfying itself that adequate procedures are in place for the review of financial information extracted or derived from the Bank’s financial statements that is to be publicly disclosed and has not otherwise been reviewed by the Committee.

1.2	Internal Controls

1.2.1

overseeing the design, implementation, maintenance and effectiveness of the Bank’s internal controls, including those related to the prevention, identification and detection of fraud; and reviewing and monitoring other Bank Corporate Policies as the Committee considers appropriate;

1.2.2	requiring management to design, implement, and maintain appropriate internal control procedures;

1.2.3	reviewing management’s certifications and assessment of the Bank’s internal control over financial reporting and the associated Shareholders’ Auditors’ report;

1.2.4	reviewing reports on the effectiveness of disclosure controls and procedures;

1.2.5

reviewing and discussing reports from management and the Chief Auditor as to the identification of any significant deficiencies or material weaknesses in the design or operation of the Bank’s internal control, risk management, and governance systems and processes, including controls over financial reporting; reviewing any recommendations, as well as remediation plans, including the status of remediation plans implemented by management to rectify any such deficiencies identified; and discussing whether similar or related deficiencies may exist elsewhere in the Bank; and

1.2.6	reviewing as required, correspondence relating to inquiries or investigations by regulators concerning internal controls.

1.3	Internal Audit Function

1.3.1

overseeing and reviewing at least annually the overall internal audit function, its resources and independence, and reviewing and approving the annual audit plan, including assurance that the audit plan is risk-based and encompasses appropriate audit coverage, audit cycle requirements, and provides a basis for reliance by the Committee;

1.3.2	reviewing and approving the Bank’s Corporate Audit Mandate setting out the terms of reference of the internal audit function and the Chief Auditor;

1.3.3

reviewing, and jointly with the Human Resources Committee, recommending to the Board, the appointment, re-assignment or dismissal of the Chief Auditor, as required; and annually assessing the effectiveness of the Chief Auditor, in conjunction with the Human Resources Committee, and reviewing and approving his or her mandate;

1.3.4

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of the Corporate Audit function and assessing its effectiveness having regard to its role as an independent control function;

1.3.5	reviewing the results of periodic independent reviews of the Corporate Audit function;

1.3.6	reviewing the quarterly report of the Chief Auditor, together with management’s response;

1.3.7	reviewing any other reports submitted to the Committee by the Chief Auditor; and

1.3.8	communicating directly with the Chief Auditor and participating in his or her initial and ongoing engagement and evaluation.

1.4	Shareholders’ Auditors

1.4.1	reviewing and evaluating the quality, independence, objectivity and professional skepticism of the Shareholders’ Auditors and the lead auditor;

1.4.2

annually reviewing the performance of the Shareholders’ Auditors including assessing their effectiveness and quality of service, to facilitate an informed recommendation on re-appointment of the Shareholders’ Auditors and, on a periodic basis, performing a comprehensive review of the performance of the Shareholders’ Auditors over multiple years to assess the audit firm, its independence and application of professional skepticism;

1.4.3	reviewing Shareholders’ Auditors’ audit findings reports with the Shareholders’ Auditors, the Chief Auditor, and management including:

(i)	the quality of the financial statements;

(ii)	the Shareholders’ Auditors’ evaluation of the Bank’s internal control over financial reporting;

(iii)

the degree of cooperation the Shareholders’ Auditors received from management; any problems or difficulties experienced by the Shareholders’ Auditors in conducting the audit, including management’s responses in respect thereof, any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(iv)	any concerns expressed by the Shareholders’ Auditors related to accounting and auditing matters, including the risk of material misstatements;

(v)	the appropriateness and quality of all critical accounting policies and practices used by the Bank and of the selection of new policies and practices; and

(vi)

any material judgments that have been discussed with management, the ramifications of their use and the Shareholders’ Auditors’ preferred treatment, as well as any other material communications with management, and advising the Board of these matters as considered appropriate;

1.4.4	overseeing the resolution of any disagreements between the Shareholders’ Auditors and management;

1.4.5	reviewing all material correspondence between the Shareholders’ Auditors and management related to audit findings;

1.4.6	reviewing the Shareholders’ Auditors’ report under Section 328 of the Bank Act (Canada);

1.4.7

obtaining and reviewing a report from the Shareholders’ Auditors at least annually addressing: (i) the Shareholders’ Auditors’ internal quality control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review of the Shareholders’ Auditors, or by any inquiry or investigation by governmental or professional authorities including the Canadian Public Accountability Board and the Public Company Accounting Oversight Board, within the preceding five years, respecting one or more audits carried out by the Shareholders’ Auditors; (iii) any steps taken to deal with any such issues; (iv) the Shareholders’ Auditors’ internal procedures to ensure independence; and (v) the delineation of all relationships between the Shareholders’ Auditors and the Bank;

1.4.8

reviewing any notices required to be communicated/delivered by the Shareholders’ Auditors to the Committee, including those required by the Canadian Public Accountability Board, Office of the Superintendent of Financial Institutions, and the U.S. Public Accounting Oversight Board, and taking such action and making recommendations to the Board as appropriate in connection therewith;

1.4.9

reviewing the terms of the Shareholders’ Auditors’ engagement, the annual audit plan, including assurance that the audit plan is risk-based and appropriately addresses the risks of material misstatement, as well as any change in the materiality level used by the Shareholders’ Auditors, and total fees payable and making recommendations to the Board as appropriate;

1.4.10

reviewing an annual written confirmation of the Shareholders’ Auditors that they are independent in accordance with applicable independence rules and report directly to the Committee, as representatives of the Bank’s shareholders;

1.4.11	reviewing and recommending to the Board the approval of the Bank’s Auditor Independence Standard;

1.4.12	pre-approving audit services and permitted non-audit services by the Shareholders’ Auditors in accordance with the Bank’s Auditor Independence Standard; and

1.4.13

reviewing and approving the Bank’s policies for hiring current or former partners or employees of the current or former Shareholders’ Auditors and reviewing the Shareholders’ Auditors’ partner rotation.

1.5	Finance, Legal & Regulatory Compliance Functions

1.5.1

reviewing and, jointly with the Human Resources Committee, recommending to the Board the respective appointment, re-assignment or dismissal of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, as required; and annually assessing, in conjunction with the Human Resources Committee, the effectiveness of the Chief Financial Officer, the General Counsel and the Chief Compliance Officer, and reviewing and approving their respective mandates;

1.5.2

annually reviewing and approving the organizational structure, budget, resource plan and strategic priorities of the finance and legal & compliance functions and assessing their effectiveness having regard to their respective roles as independent control functions;

1.5.3	reviewing the results of periodic independent reviews of the finance and compliance functions; and

1.5.4	reviewing and overseeing the status of remediation plans implemented by management to rectify any deficiencies identified.

1.6	Financial Risk Management

1.6.1	monitoring the Bank’s major financial risk exposures and the steps management has taken to monitor and control such exposures; and

1.6.2	reviewing investments or transactions that could adversely affect the wellbeing of the Bank which the Shareholders’ Auditors or any officer of the Bank may bring to the Committee’s attention.

1.7	Legal & Regulatory Compliance

1.7.1	reviewing and approving the Legal, Regulatory and Reputation Risk Corporate Policy;

1.7.2

reviewing, with the Bank’s General Counsel and the Chief Compliance Officer, the adequacy and effectiveness of the Bank’s enterprise compliance program and the results of related monitoring and oversight activities;

1.7.3

reviewing with the Bank’s General Counsel an annual report on significant matters arising from litigation, asserted claims or regulatory non-compliance and reviewing quarterly any material developments;

1.7.4	reviewing and approving the Bank’s Anti-Money Laundering and Anti-Terrorist Financing Program framework, including key policies and any significant amendments;

1.7.5	meeting, at least annually, with the Chief Anti-Money Laundering Officer and the Chief Auditor to review their respective reports on the Anti-Money Laundering and Anti-Terrorist Financing Program;

1.7.6	meeting annually with representatives of OSFI as a Committee or as part of the Board, to receive OSFI’s report on the results of its annual examination of the Bank; and

1.7.7	reviewing any other relevant reports of regulators to the Bank and any required action by management.

1.8	Business Conduct and Sustainability

1.8.1	reviewing and recommending for Board approval BMO’s Code of Conduct;

1.8.2	approving any exceptions from BMO’s Code of Conduct, as appropriate;

1.8.3

assessing the effectiveness of the Bank’s governance frameworks aimed at (i) fostering an ethical culture, (ii) encouraging compliance with both the letter and spirit of applicable laws, regulations and consumer protections, and (iii) reducing misconduct;

1.8.4

reviewing BMO’s Whistleblower Process for the confidential anonymous submission and handling of misconduct concerns, including concerns about financial fraud, accounting irregularities, internal controls over financial reporting or auditing matters, by anyone inside or outside of the Bank;

1.8.5	reviewing reports from the Chief Ethics Officer and Head, Customer Complaint Appeals relating to whistleblower and/or customer concerns;

1.8.6

approving prior to disclosure BMO’s Sustainability Report and Public Accountability Statement, including the BMO Climate Report, and related financial disclosures, overseeing internal controls on sustainability reporting of ESG matters, and overseeing any external assurances or attestations regarding reported sustainability metrics; and

1.8.7	assessing the effectiveness of the Bank’s governance of sustainability (ESG) issues.

1.9	Self Dealing

1.9.1	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;

1.9.2

reviewing and approving as considered appropriate: (i) practices to identify related party transactions that could have a material effect on the stability or solvency of the Bank and; (ii) the measurement criteria and benchmarks for permitted related party transactions;

1.9.3	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and

1.9.4	reviewing reports to the Committee on related and affected party transactions.

1.10	Conflicts of Interest and Confidential Information

1.10.1	overseeing the Bank’s procedures to identify, resolve and, where possible, reduce incidences of, conflicts of interest;

1.10.2	overseeing the Bank’s procedures to restrict the use and disclosure of confidential information;

1.10.3	reviewing and approving the Bank’s Disclosure Standard;

1.10.4	reviewing reports to the Committee relating to the use and disclosure of customer and employee information; and

1.10.5	overseeing the Bank’s compliance with privacy legislation.

1.11	Consumer Protection Measures and Complaints

1.11.1	overseeing and reviewing the Bank’s consumer protection procedures to comply with the Consumer Provisions, as such term is defined in the Financial Consumer Agency of Canada Act;

1.11.2	reviewing an annual report on the implementation of the consumer protection procedures, and on any other activities that the Bank carries out in relation to the protection of its customers;

1.11.3	reviewing the annual report of the Customer Complaint Appeal Office on complaint resolution; and

1.11.4	overseeing the Bank’s compliance with any orders or compliance agreements imposed by the FCAC.

1.12	Aircraft and Chief Executive Officer Expense Accounts

1.12.1	reviewing and approving, on an annual basis, the report on Bank aircraft and Chief Executive Officer expense accounts; and

1.12.2	the chair of the Committee will review, on a quarterly basis, the report on Chief Executive Officer expense accounts.

PART II

COMPOSITION

2.1	Members

2.1.1

The Committee will consist of three or more directors as determined by the Board. At least a majority of the members of the Committee will not be “affiliated” with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee will be: (i) a director who is not an officer or employee of the Bank or an affiliate of the Bank; and (ii) “independent” for the purposes of applicable Canadian and United States securities laws and the New York Stock Exchange Rules.

2.1.2

Committee members will be Financially Literate or become so within a reasonable period after appointment to the Committee. At least one Committee member will qualify as an Audit Committee Financial Expert. Committee members will not serve on more than three public company audit committees without the approval of the Board.

2.1.3

The Board will, having considered the recommendation of the Governance and Nominating Committee, appoint the members of the Committee and the chair of the Committee annually following the meeting of the shareholders at which directors are elected each year. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of directors and increase the number of Committee members as it determines appropriate. If a member of the Committee becomes “affiliated” with the Bank for the purposes of the Bank Act (Canada), the member may continue as a member of the Committee with the approval of the Governance and Nominating Committee, in consultation with the Bank’s General Counsel. Any member of the Committee may be removed or replaced at any time by the Board.

2.1.4

In addition to any orientation provided by the Governance and Nominating Committee, the chair of the Committee will provide orientation to new members of the Committee with respect to their duties and responsibilities as members of the Committee.

2.1.5	The Committee may invite other directors to attend Committee meetings or otherwise provide input as needed to acquire additional specific skills as required to carry out its mandate.

PART III

COMMITTEE PROCEDURE

3.1	Meetings

3.1.1

The Committee will meet as frequently as it determines necessary but not less than once each quarter. Meetings may be called by the Chair of the Board, the chair of the Committee or any two members of the Committee. The chair of the Committee must call a meeting when requested to do so by any member of the Committee, the Shareholders’ Auditors, the Chief Auditor, the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the General Counsel

3.1.2

Notice of the time and place of each meeting of the Committee, other than ad hoc meetings, will be given to each member of the Committee and the Shareholders’ Auditors, not less than 48 hours before the time when the meeting is to be held. A quorum of the Committee will be a majority of its members. The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee. Each member is entitled to one vote in Committee proceedings.

3.1.3	Notice of the time and place of ad hoc meetings will be given to each member not less than two hours before the time when the meeting is to be held.

3.1.4

The chair of the Committee will preside at all meetings of the Committee at which he or she is present and will, in consultation with the Chief Financial Officer, the Chief Auditor, the General Counsel and the Shareholders’ Auditors, develop the agenda for each Committee meeting. The agenda for each meeting of the Committee, other than ad hoc meetings, will be delivered together with such other materials as the chair determines necessary, to each member of the Committee at least 48 hours prior to the meeting. The chair will designate from time to time a person who may be, but need not be, a member of the Committee, to be secretary of the Committee. Minutes will be kept of all meetings of the Committee and will be maintained by the Bank’s Corporate Secretary.

3.1.5	The procedure at meetings is to be determined by the Committee unless otherwise determined by the By-Laws of the Bank, by a resolution of the Board or by this Charter.

3.1.6

The Committee will meet at least quarterly in separate private sessions with each of the Shareholders’ Auditors and the Chief Auditor, and as appropriate with management including the Chief Financial Officer, the General Counsel, the Chief Compliance Officer and the Chief Anti-Money Laundering Officer.

3.1.7	The Committee will meet at the end of each meeting with only members of the Committee present.

3.1.8

The Committee may invite any director, officer or employee of the Bank or the Bank’s counsel or the Shareholders’ Auditors or any other person, as appropriate, to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The Shareholders’ Auditors will, at the expense of the Bank, be entitled to attend and be heard at any meeting of the Committee.

3.2	Reports

3.2.1

The Committee will report the proceedings of each meeting and all recommendations made by the Committee at such meeting to the Board at the Board’s next meeting. The Committee will make such recommendations to the Board as it may deem appropriate and will have such decision-making authority as the Board may determine from time to time. The Committee will approve the report of the Committee to be included in the Bank’s Management Proxy Circular and such other reports relating to the activities of the Committee as may be required by the Bank or the Board from time to time. In addition, the Committee will prepare and submit to the Board for its review and approval the reports required to be submitted by the Board within 90 days after the financial year-end of the Bank concerning the activities of the Committee during the year to (i) OSFI in carrying out its conduct review responsibilities and (ii) the FCAC in carrying out its consumer protection review responsibilities.

3.3	Access to Management and Outside Advisors and Continuing Education

3.3.1

The Committee will have full, free and unrestricted access to management and employees, the Chief Auditor and the Shareholders’ Auditors. The Committee has the authority to engage independent legal counsel, consultants or other advisors, with respect to any issue or to assist it in fulfilling its responsibilities without consulting or obtaining the approval of any officer of the Bank and the Bank will provide appropriate funding, as determined by the Committee, for the payment of: compensation to the Shareholders’ Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing the audit, review or attest services for the Bank; compensation to any advisors employed by the Committee; and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.3.2	The Committee will have access to continuing education programs to assist the Committee in fulfilling its responsibilities and the Bank will provide appropriate funding for such programs.

3.4	Annual Review and Assessment

3.4.1

The Committee will ensure that an annual review and assessment of the Committee’s performance and effectiveness, including a review of its compliance with this Charter, will be conducted in accordance with the process developed by the Board’s Governance and Nominating Committee and approved by the Board. The results thereof will be reported in accordance with the process established by the Board’s Governance and Nominating Committee and approved by the Board.

3.4.2

The Committee will review and assess the adequacy of this Charter on an annual basis taking into account all legislative and regulatory requirements applicable to the Committee as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Bank has a reporting relationship and, if appropriate, will recommend changes to the Board’s Governance and Nominating Committee.

3.5	Definitions

“Audit Committee Financial Expert” means a person who has the following attributes:

(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Bank’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal control over financial reporting; and

(v)	an understanding of audit committee functions, acquired through any one or more of the following:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

“Auditor Independence Standard” means the Bank’s Auditor Independence Standard that provides guidance for engaging the Shareholders’ Auditors to perform audit and permitted non-audit services for the Bank, its subsidiaries and material entities over which the Bank has significant influence.

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

“Committee” means the Audit and Conduct Review Committee of the Board of Directors of Bank of Montreal.

“Chief Anti-Money Laundering Officer” means the Bank’s officer appointed as Chief Anti-Money Laundering Officer.

“Designated Subsidiary” means as requested by the Board, those subsidiaries of the Bank for which the Committee will act as audit and conduct review committee.

“FCAC” means the Financial Consumer Agency of Canada.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

“OSFI” means the Office of the Superintendent of Financial Institutions.

“Shareholders’ Auditors” mean the independent financial statement auditors of the Bank.

APPENDIX II

CREDIT RATING CATEGORIES

(a)	Standard & Poor’s (“S&P”)

S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A short-term obligation rated A-1 indicates S&P’s view that the Bank’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on the analysis of the following considerations: likelihood of payment—capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded to, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. An obligation rated A means the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor’s capacity to meet its financial commitment on the obligation is still strong. An obligation rated BBB indicates that the obligation exhibits adequate protection parameters, however, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the rating categories.

The S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. The BBB and BBB- preferred share ratings on the Global Scale correspond to a P-2 and P-2(Low) rating, respectively, on the Canadian National Preferred Share Scale.

A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (generally up to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A positive or negative outlook is not necessarily a precursor of a future rating change or CreditWatch listing.

The “Stable” rating outlook means that a rating is not likely to change.

(b)	Moody’s Investors Service (“Moody’s”)

Moody’s has different rating scales for short-term ratings and long-term ratings.

Ratings assigned by Moody’s are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The P-1 rating is the highest of four rating categories and indicates issuers (or supporting institutions) that have a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of 11 months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are judged to be upper-medium grade and subject to low credit risk. Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

Moody’s Issuer Ratings are opinions of the ability of entities to honour senior unsecured debt and debt-like obligations.

The Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term.

The “Stable” outlook indicates a low likelihood of a rating change over the medium term.

(c)	DBRS Limited (“DBRS”)

DBRS has different rating scales for short-term debt, long-term debt and preferred shares. DBRS rating approach is based on a combination of quantitative and qualitative considerations.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. An obligation rated R-1(high) is of the highest credit quality and indicates the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

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The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. Long-term financial obligations rated AA are of superior credit quality and the capacity for payment is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated A are of good credit quality and the capacity for payment is considered substantial, but of lesser credit quality than AA; may be vulnerable to future events but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and reflects an opinion on the risk that an issuer will not fulfill its obligations with respect to both dividend and principal commitments in accordance with the terms under which the relevant preferred shares were issued. Each rating category may be denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The Pfd-2 rating generally indicates good credit quality.

The Rating Trend indicates the direction in which DBRS Morningstar considers the rating may move if present circumstances continue.

The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was “Positive” or “Negative”.

(d)	Fitch

Fitch publishes opinions on a variety of scales.

A short-term issuer or obligation rating is based on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. For banks, “short term” typically means up to 13 months. A rating of F1+ indicates the highest short-term credit quality. The added “+” denotes an exceptionally strong credit feature.

Rated entities in a number of sectors, including financial and non-financial corporations, are generally assigned Issuer Default Ratings (“IDRs”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. A rating of AA indicates a very high credit quality and denotes expectation of very low default risk. A rating of A indicates a high credit quality and denotes expectation of low default risk. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one to two-year period. They reflect financial or other trends that have not yet reached or been sustained at the level that would cause a rating action, but which may do so if such trends continue. A Positive or Negative Rating Outlook does not imply that a rating change is inevitable.

The “Negative” rating outlook indicates a downward trend on the rating scale.

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